

PEOPLES BANCORP INC. – P.O. BOX 738 - MARIETTA, OHIO – 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
July 21, 2009

Contact: Edward G. Sloane
Chief Financial Officer and Treasurer
(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES SECOND QUARTER RESULTS

MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter ended June 30, 2009. Net income available to common shareholders totaled $2.3 million, or $0.23 per diluted common share, compared to $2.0 million, or $0.19 per diluted common share, for the second quarter of 2008, and $3.9 million, or $0.37 per diluted common share, for the first quarter of 2009 (or "linked quarter"). On a year-to-date basis, net income available to common shareholders was $6.2 million through June 30, 2009 versus $7.6 million a year ago, while diluted earnings per common share were $0.60 and $0.73, respectively.

Highlights of second quarter 2009 results:

- Total revenue was comparable to the first quarter of 2009, despite a seasonal decline in insurance income, and increased 4% over the prior year second quarter, due to stronger net interest income and mortgage banking income.
- Non-interest expense growth was isolated to higher FDIC insurance expense, while other second quarter operating costs were contained. FDIC insurance expense increased $1.1 million on a linked quarter basis, of which $930,000 ($605,000 or $0.06 per diluted common share after-tax) related to the special assessment imposed on all FDIC insured banks.
- Nonperforming assets increased a modest 5%, or $2 million, compared to the prior quarter-end. Net charge-offs were higher than first quarter 2009 due to continued deterioration of commercial real estate loans. These changes in asset quality caused a $0.7 million, or 17%, increase in provision for loan losses on a linked quarter basis.
- Retail deposits increased $40 million, or 3%, from year-end 2008 balances due to growth in non-interest bearing and low-cost core deposits.
- Capital remained substantially higher than the regulatory minimum amount needed to be considered "well-capitalized" and tangible common equity to tangible assets improved to 6.78%.
- Quarterly dividend to common shareholders was maintained at $0.23 per share.

"Overall, we believe second quarter results were positive in many aspects, considering the significant increase in FDIC assessments, which lowered after-tax earnings by $0.06 per share," said Mark F. Bradley, President and Chief Executive Officer. "While the recessionary economy continues to negatively impact charge-offs and provision for loan losses, second quarter earnings benefited from stable revenues and effective operating expense control. In addition, Peoples' strong capital position continues to afford us greater flexibility in working through problem loans."

Second quarter 2009 net interest income was comparable to the prior quarter, as lower interest income was mostly offset by reduced interest expense. Interest income continued to be impacted by higher levels of nonperforming loans, coupled with modest declines in loan yields from refinancing activity and downward repricing of variable rate loans. Second quarter interest expense benefited from opportunities to reduce overall funding costs, as matured deposits and long-term borrowings were repaid using short-term assets and growth in lower-cost retail deposits.

Peoples continued to maintain a higher volume of short-term assets in the second quarter compared to recent periods, due to limited opportunities for attractive long-term asset investments. These short-term assets, which consist of excess cash reserves held at the Federal Reserve Bank, caused some net interest margin compression on a linked quarter basis. Interest reversals for loans placed on nonaccrual status also contributed to lower second quarter net interest margin.

"Both net interest income and margin were in line with our expectations, given the current interest rate environment," said Edward G. Sloane, Chief Financial Officer and Treasurer. "In the second half of 2009, we plan to



continue paying down higher-rate wholesale funding as maturities occur and reduce the level of short-term assets. We expect these actions will help us to maintain net interest income, while net interest margin could expand slightly."

Non-interest income remained strong in the second quarter of 2009, totaling $8.2 million. Deposit account service charges and property and casualty insurance sales commissions were both higher than the first quarter of 2009, while fiduciary revenues benefited from improvement in market values of managed assets. These increased revenues offset the seasonal decline in insurance income attributable to performance based insurance revenue, the majority of which is recognized annually in the first quarter, as well as a modest decrease in mortgage banking income. During the second quarter, long-term mortgage rates rose slightly causing residential mortgage refinancing activity to moderate. However, secondary market loan production remained more robust than the prior year. As a result of the increase in mortgage banking revenues, second quarter non-interest income was up 5% year-over-year. On a year-to-date basis, higher mortgage banking revenue and increased deposit account service charges were mostly offset by reductions in trust and investment revenues and bank owned life insurance income, resulting in a modest 2% increase in total non-interest income.

Second quarter 2009 non-interest expense was impacted by higher FDIC insurance expense, while other operating costs were consistent with first quarter 2009 levels. Year-over-year growth in total non-interest expense occurred for both the three and six months ended June 30, 2009, due mostly to the additional FDIC insurance expense. Other significant contributing factors included increased employee benefit costs and higher loan-related expenses, primarily external legal and valuation services associated with problem loans. The majority of the linked quarter increase in FDIC insurance expense was due to the impact of the special assessment imposed on all banks, with the remainder attributed to higher base assessment rates. Second quarter 2008 FDIC expense also was lower due to the utilization of a one-time credit received in 2007. Salary and employee benefit costs were up 9% in the second quarter of 2009 versus the same quarter last year, due almost entirely to higher employee medical benefit and incentive-related costs. Electronic banking expense decreased 27% from the prior quarter, largely attributable to a reduction in bankcard processing costs from Peoples receiving a one-time discount as part of changing its card network membership.

"In the second quarter of 2009, our diversified revenue stream remained strong and operating expenses were reasonable, considering the impact of the FDIC's actions to restore the deposit insurance fund through higher assessments," said Sloane. "The recent changes to our branch network, which included the consolidation of four banking offices into new or existing offices, should help control our operating costs. We continue to evaluate our delivery channels and growth opportunities as a means of improving operating efficiency without sacrificing client service levels."

During the second quarter of 2009, Peoples' loan balances decreased $6.7 million to $1.09 billion, due to continued demand for fixed-rate residential real estate loans, which are sold to the secondary market, and write-downs on impaired commercial loans. The sale of fixed-rate residential real estate loans to the secondary market was also a key driver of the $9.9 million reduction in total loan balance through six months of 2009. Sluggish economic conditions have slowed commercial lending activity, while consumer lending continues to experience steady growth, with consumer balances up $7.3 million, or 8.3%, since year-end 2008.

Nonperforming assets were $40.9 million, or 2.00% of total assets, at June 30, 2009, versus $38.8 million, or 1.89%, at March 31, 2009. During the second quarter, Peoples placed commercial real estate loans to four unrelated borrowers on nonaccrual status, with loan balances totaling $6.8 million at June 30, 2009. This increase in nonaccrual loans in the second quarter of 2009 was tempered by charge-downs and payments on other nonaccrual loans during the quarter. Despite the second quarter increase, nonperforming assets remained lower than the prior year-end total of $41.8 million, or 2.09% of total assets. Peoples' nonperforming assets continue to be comprised primarily of nonaccrual loans secured by commercial real estate.

Second quarter 2009 net charge-offs were $5.7 million, compared to $2.9 million for the prior quarter. Approximately $3.4 million of second quarter charge-offs represented losses on four relationships provided for in prior quarters through the allowance for loan losses, while $2.0 million was the result of costs associated with the workout of three relationships, which further reduced the estimated net realizable value of the properties during the quarter. These losses were partially offset by a $1.0 million recovery on a single impaired commercial relationship. On a year-to-date basis, net charge-offs for the first six months of 2009 were comparable to the first half of 2008. Based on management's quarterly estimation of losses inherent in the loan portfolio, the allowance for loan losses decreased $0.9 million, to $23.2 million, or 2.12% of total loans. To maintain the adequacy of the allowance for loan losses, Peoples recorded a provision for loan losses of $4.7 million in the second quarter of 2009, compared to $4.1 million in the first quarter of 2009.

"The increase in unemployment and depressed real estate values in certain markets continue to adversely affect asset quality," commented Sloane. "However, the credit issues in our loan portfolio have remained mostly isolated to non-owner-occupied commercial properties and real estate development projects, which have been hit extremely hard in the economic downturn. We continue to monitor all of the risks within our portfolio very closely and proactively deal with problem loans identified by our loan review process."



Retail deposit balances decreased $34.9 million during the quarter, reflecting planned reductions in non-core funding from customers outside Peoples' primary market area, but remained nearly $40 million higher than year-end, due to higher savings, money market and non-interest bearing checking balances. Total wholesale funding increased slightly since March 31, 2009, as additional long-term brokered deposits were mostly offset by repayments of long-term FHLB advances. Since year-end 2008, total borrowed funds were down $56.1 million at June 30, 2009, while brokered deposits increased only slightly.

At June 30, 2009, Peoples' Tier 1 Common, Total Tier 1 and Total Risk-Based Capital ratios were 10.24%, 14.85% and 16.19%, compared to the well capitalized minimum ratios of 4%, 6% and 10%, respectively. Tangible equity to tangible assets was 8.74% at June 30, 2009, versus 8.24% last quarter and 6.21% at year-end, while tangible common equity to tangible assets was 6.78%, 6.31% and 6.21%, respectively.

Peoples Bancorp Inc. is a diversified financial products and services company with $2.0 billion in assets, 47 locations and 39 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units – Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, Inc. Peoples' common shares are traded on the NASDAQ Global Select Market under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss second quarter 2009 results of operations today at 11:00 a.m., Eastern Daylight Savings Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) continued deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be less favorable than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions, which may increase significantly; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) general economic conditions and weakening in the economy, specifically the real estate market, either national or in the states in which Peoples does business, which may be less favorable than expected; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, which may adversely affect the business of Peoples and its subsidiaries; (8) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio; (9) a delayed or incomplete resolution of regulatory issues that could arise; (10) Peoples' ability to receive dividends from its subsidiaries; (11) the impact of larger or similar financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples; (12) changes in accounting standards, policies, estimates or procedures, which may impact Peoples' reported financial condition or results of operations; (13) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (14) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (15) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (16) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange



Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended			Six Months Ended	
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
PER COMMON SHARE:					
Earnings per share:					
Basic	$ **0.23**	$ 0.37	$ 0.19	$ **0.60**	$ 0.74
Diluted	$ **0.23**	$ 0.37	$ 0.19	$ **0.60**	$ 0.73
Cash dividends declared per share	$ **0.23**	$ 0.23	$ 0.23	$ **0.46**	$ 0.45
Book value per share	$ **19.30**	$ 18.55	$ 19.55	$ **19.30**	$ 19.55
Tangible book value per share (a)	$ **12.92**	$ 12.14	$ 13.03	$ **12.92**	$ 13.03
Closing stock price at end of period	$ **17.05**	$ 12.98	$ 18.98	$ **17.05**	$ 18.98
SELECTED RATIOS:					
Return on average equity (b)	**4.93%**	7.91%	3.81%	**5.59%**	7.41%
Return on average common equity (b)	**4.85%**	8.27%	3.81%	**6.53%**	7.41%
Return on average assets (b)	**0.56%**	0.84%	0.41%	**0.61%**	0.81%
Efficiency ratio (c)	**63.12%**	58.59%	54.55%	**60.85%**	56.31%
Net interest margin (b)(d)	**3.45%**	3.52%	3.61%	**3.49%**	3.56%
Dividend payout ratio (e)	**102.96%**	62.30%	122.38%	**77.64%**	61.51%

(a) Excludes the balance sheet impact of intangible assets acquired through acquisitions.
(b) Ratios are presented on an annualized basis.
(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).
(d) Information presented on a fully tax-equivalent basis.
(e) Dividends declared on common shares as a percentage of net income available to common shareholders.



CONSOLIDATED STATEMENTS OF INCOME

(in $000's)	Three Months Ended			Six Months Ended	
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Interest income	$ 25,745	$ 26,334	$ 26,548	$ 52,079	$ 53,847
Interest expense	10,315	10,807	11,674	21,122	24,687
Net interest income	15,430	15,527	14,874	30,957	29,160
Provision for loan losses	4,734	4,063	6,765	8,797	8,202
Net interest income after provision for loan losses	10,696	11,464	8,109	22,160	20,958
Net gain (loss) on securities transactions	262	326	(308)	588	(15)
Net gain (loss) on asset disposals	57	(119)	3	(62)	3
Non-interest income:					
Deposit account service charges	2,616	2,399	2,375	5,015	4,670
Insurance income	2,405	2,745	2,296	5,150	5,263
Trust and investment income	1,237	1,058	1,403	2,295	2,649
Electronic banking income	1,020	923	1,013	1,943	1,931
Mortgage banking income	507	601	192	1,108	396
Bank owned life insurance	254	299	405	553	829
Other non-interest income	206	212	199	418	379
Total non-interest income	8,245	8,237	7,883	16,482	16,117
Non-interest expense:					
Salaries and employee benefits costs	7,499	7,524	6,906	15,023	14,466
FDIC insurance	1,608	487	52	2,095	87
Net occupancy and equipment	1,496	1,472	1,399	2,968	2,825
Professional fees	700	741	456	1,441	1,066
Data processing and software	564	537	560	1,101	1,101
Electronic banking expense	491	672	516	1,163	1,040
Franchise taxes	404	423	416	827	832
Amortization of intangible assets	319	330	403	649	818
Marketing	298	234	367	532	737
Other non-interest expense	2,142	2,082	1,969	4,224	3,814
Total non-interest expense	15,521	14,502	13,044	30,023	26,786
Income before income taxes	3,739	5,406	2,643	9,145	10,277
Income tax expense	893	1,211	690	2,104	2,676
Net income	$ 2,846	$ 4,195	$ 1,953	$ 7,041	$ 7,601
Preferred dividends	511	341	-	852	-
Net income available to common shareholders	$ 2,335	$ 3,854	$ 1,953	$ 6,189	$ 7,601

PER COMMON SHARE DATA:

Earnings per share:					
Basic	$ 0.23	$ 0.37	$ 0.19	$ 0.60	$ 0.74
Diluted	$ 0.23	$ 0.37	$ 0.19	$ 0.60	$ 0.73
Cash dividends declared per share	$ 0.23	$ 0.23	$ 0.23	$ 0.46	$ 0.45
Weighted-average shares outstanding:					
Basic	10,360,590	10,344,862	10,304,666	10,352,769	10,303,690
Diluted	10,377,105	10,355,280	10,352,135	10,364,621	10,347,720
Actual shares outstanding (end of period)	10,358,852	10,343,974	10,304,597	10,358,852	10,304,597



CONSOLIDATED BALANCE SHEETS

(in $000's)	June 30, 2009	December 31, 2008
Assets		
Cash and cash equivalents:		
Cash and due from banks	$ 35,707	$ 34,389
Interest-bearing deposits in other banks	39,764	1,209
Total cash and cash equivalents	75,471	35,598
Available-for-sale investment securities, at fair value (amortized cost of $689,540 at June 30, 2009 and $696,855 at December 31, 2008)	693,772	684,757
Other investment securities, at cost	24,356	23,996
Total investment securities	718,128	708,753
Loans, net of deferred fees and costs	1,094,166	1,104,032
Allowance for loan losses	(23,151)	(22,931)
Net loans	1,071,015	1,081,101
Loans held for sale	3,780	791
Bank premises and equipment, net of accumulated depreciation	25,278	25,111
Bank owned life insurance	52,425	51,873
Goodwill	62,520	62,520
Other intangible assets	3,573	3,886
Other assets	27,061	32,705
Total assets	$ 2,039,251	$ 2,002,338
Liabilities		
Deposits:		
Non-interest-bearing deposits	$ 199,572	$ 180,040
Interest-bearing deposits	1,208,018	1,186,328
Total deposits	1,407,590	1,366,368
Short-term borrowings	48,464	98,852
Long-term borrowings	302,533	308,297
Junior subordinated notes held by subsidiary trust	22,513	22,495
Accrued expenses and other liabilities	19,702	19,700
Total liabilities	1,800,802	1,815,712
Stockholders' Equity		
Preferred stock, no par value (50,000 shares authorized, 39,000 shares issued at June 30, 2009, and no shares issued at December 31, 2008)	38,494	-
Common stock, no par value (24,000,000 shares authorized, 11,008,915 shares issued at June 30, 2009, and 10,975,364 shares issued at December 31, 2008), including shares in treasury	165,813	164,716
Retained earnings	52,200	50,512
Accumulated comprehensive loss, net of deferred income taxes	(1,620)	(12,288)
Treasury stock, at cost (650,063 shares at June 30, 2009, and 641,480 shares at December 31, 2008)	(16,438)	(16,314)
Total stockholders' equity	238,449	186,626
Total liabilities and stockholders' equity	$ 2,039,251	$ 2,002,338



SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Loan Portfolio					
Commercial, mortgage	$ 504,826	$ 498,395	$ 478,298	$ 490,978	$ 499,043
Commercial, other	173,136	174,660	178,834	181,783	186,346
Real estate, construction	54,446	62,887	77,917	70,899	53,170
Real estate, mortgage	216,280	224,843	231,778	234,823	234,870
Home equity lines of credit	48,301	47,454	47,635	46,909	44,595
Consumer	95,161	90,741	87,902	85,983	83,605
Deposit account overdrafts	2,016	1,930	1,668	2,235	3,223
Total loans	1,094,166	1,100,910	1,104,032	1,113,610	1,104,852
Deposit Balances					
Interest-bearing deposits:					
Retail certificates of deposit	$ 596,713	$ 637,125	$ 626,195	$ 563,124	$ 557,406
Interest-bearing demand accounts	206,866	214,922	187,100	199,534	202,063
Money market deposit accounts	228,963	227,840	213,498	175,120	172,048
Savings accounts	129,614	125,985	115,419	118,634	116,485
Total retail interest-bearing deposits	1,162,156	1,205,872	1,142,212	1,056,412	1,048,002
Brokered certificates of deposits	45,862	24,965	44,116	9,971	39,781
Total interest-bearing deposits	1,208,018	1,230,837	1,186,328	1,066,383	1,087,783
Non-interest-bearing deposits	199,572	190,754	180,040	184,474	193,265
Total deposits	1,407,590	1,421,591	1,366,368	1,250,857	1,281,048
Asset Quality					
Nonperforming assets:					
Loans 90+ days past due and accruing	$ 242	$ 41	$ –	$ 1,852	$ 290
Nonaccrual loans	40,460	38,535	41,320	33,896	20,910
Total nonperforming loans	40,702	38,576	41,320	35,748	21,200
Other real estate owned	163	265	525	260	411
Total nonperforming assets	$ 40,865	$ 38,841	$ 41,845	$ 36,008	$ 21,611
Allowance for loan losses as a percent of nonperforming loans	56.9%	62.4%	55.5%	53.6%	71.8%
Nonperforming loans as a percent of total loans	3.72%	3.50%	3.74%	3.21%	1.92%
Nonperforming assets as a percent of total assets	2.00%	1.89%	2.09%	1.88%	1.13%
Nonperforming assets as a percent of total loans and other real estate owned	3.73%	3.53%	3.79%	3.23%	1.96%
Allowance for loan losses as a percent of total loans	2.12%	2.19%	2.08%	1.72%	1.38%
Capital Information(a)					
Tier 1 risk-based capital	14.85%	14.80%	11.88%	12.32%	12.10%
Total risk-based capital ratio (Tier 1 and Tier 2)	16.19%	16.08%	13.19%	13.65%	13.33%
Leverage ratio	9.95%	9.97%	8.18%	8.66%	8.72%
Tier 1 capital	$ 198,041	$ 197,258	$ 156,254	$ 160,558	$ 159,242
Total capital (Tier 1 and Tier 2)	$ 215,854	$ 214,389	$ 173,470	$ 177,869	$ 175,397
Total risk-weighted assets	$ 1,333,271	$ 1,333,052	$ 1,315,657	$ 1,303,205	$ 1,316,021
Tangible equity to tangible assets (b)	8.74%	8.24%	6.21%	7.03%	7.30%
Tangible common equity to tangible assets (b)	6.78%	6.31%	6.21%	7.03%	7.30%

(a) June 30, 2009 data based on preliminary analysis and subject to revision.
(b) Excludes balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets.



PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)	Three Months Ended			Six Months Ended	
	June 30, 2009	March 31, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Provision for Loan Losses					
Provision for checking account overdrafts	$ 234	$ 63	$ 160	$ 297	$ 197
Provision for other loan losses	4,500	4,000	6,605	8,500	8,005
Total provision for loan losses	$ 4,734	$ 4,063	$ 6,765	$ 8,797	$ 8,202
Net Charge-Offs					
Gross charge-offs	$ 6,986	$ 3,298	$ 7,720	$ 10,284	$ 9,358
Recoveries	1,327	380	231	1,707	667
Net charge-offs	$ 5,659	$ 2,918	$ 7,489	$ 8,577	$ 8,691
Net Charge-Offs by Type					
Commercial	$ 4,877	$ 2,468	$ 6,900	$ 7,345	$ 7,762
Real estate	271	186	294	458	454
Overdrafts	261	162	148	424	235
Consumer	250	102	147	350	240
Total net charge-offs	$ 5,659	$ 2,918	$ 7,489	$ 8,577	$ 8,691
Net charge-offs as a percent of loans (annualized)	2.05%	1.07%	2.70%	1.56%	1.57%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Trust assets under management	$ 692,823	$ 664,784	$ 685,705	$ 734,483	$ 770,714
Brokerage assets under management	$ 183,968	$ 169,268	$ 184,301	$ 207,284	$ 216,930
Mortgage loans serviced for others	$ 213,271	$ 199,613	$ 181,440	$ 180,441	$ 182,299
Employees (full-time equivalent)	548	547	546	545	554



CONSOLIDATED AVERAGE BALANCE SHEET AND NET INTEREST INCOME

	Three Months Ended								
	June 30, 2009			March 31, 2009			June 30, 2008		
(in $000's)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 38,546	$ 24	0.25%	$ 25,678	$ 16	0.25%	$ 3,391	$ 17	2.17%
Investment securities (a)(b)	716,288	9,849	5.50%	711,475	10,011	5.63%	598,111	7,991	5.35%
Gross loans (a)	1,106,928	16,282	5.91%	1,107,295	16,731	6.12%	1,114,474	18,954	6.81%
Allowance for loan losses	(24,495)			(23,980)			(16,243)		
Total earning assets	1,837,267	26,155	5.70%	1,820,468	26,758	5.92%	1,699,733	26,962	6.36%
Intangible assets	66,144			66,261			67,395		
Other assets	137,839			136,756			127,190		
Total assets	$ 2,041,250			$ 2,023,485			$ 1,894,318		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 128,790	$ 168	0.52%	$ 118,552	$ 124	0.42%	$ 115,625	$ 140	0.49%
Interest-bearing demand accounts	206,168	795	1.55%	195,707	735	1.52%	203,411	890	1.76%
Money market deposit accounts	223,442	631	1.13%	222,649	649	1.18%	165,592	816	1.98%
Brokered certificates of deposits	32,660	334	4.10%	27,298	274	4.07%	39,767	509	5.15%
Retail certificates of deposit	623,102	4,650	2.99%	633,500	5,202	3.33%	549,642	5,426	3.97%
Total interest-bearing deposits	1,214,162	6,578	2.17%	1,197,706	6,984	2.36%	1,074,037	7,781	2.91%
Short-term borrowings	49,924	108	0.86%	69,297	169	0.98%	148,854	778	2.07%
Long-term borrowings	330,505	3,629	4.37%	334,896	3,654	4.39%	270,746	3,115	4.58%
Total borrowed funds	380,429	3,737	3.91%	404,193	3,823	3.80%	419,600	3,893	3.69%
Total interest-bearing liabilities	1,594,591	10,315	2.59%	1,601,899	10,807	2.73%	1,493,637	11,674	3.13%
Non-interest-bearing deposits	198,515			189,121			180,399		
Other liabilities	16,690			17,405			14,214		
Total liabilities	1,809,796			1,808,425			1,688,250		
Preferred equity	38,478			26,068			-		
Common equity	192,976			188,992			206,068		
Stockholders' equity	231,454			215,060			206,068		
Total liabilities and equity	$ 2,041,250			$ 2,023,485			$ 1,894,318		
Net interest income/spread (a)		$ 15,840	3.11%		$ 15,951	3.19%		$ 15,288	3.23%
Net interest margin (a)			3.45%			3.52%			3.61%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.



(in $000's)		Six Months Ended					
		June 30, 2009			June 30, 2008		
		Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets							
Short-term investments	$	**32,148**	$ **40**	**0.25%**	$ 3,704	$ 49	2.68%
Investment securities (a)(b)		**713,895**	**19,860**	**5.57%**	589,876	15,801	5.36%
Gross loans (a)		**1,107,110**	**33,014**	**6.01%**	1,113,748	38,833	6.98%
Allowance for loan losses		**(24,239)**			(16,241)		
Total earning assets		**1,828,914**	**52,914**	**5.81%**	1,691,087	54,683	6.49%
Intangible assets		**66,202**			67,613		
Other assets		**137,300**			127,703		
Total assets	$	**2,032,416**			$ 1,886,403		
Liabilities and Equity							
Interest-bearing deposits:							
Savings accounts	$	**123,700**	$ **292**	**0.48%**	$ 112,075	$ 261	0.47%
Interest-bearing demand accounts		**200,966**	**1,530**	**1.54%**	200,705	1,873	1.87%
Money market deposit accounts		**223,048**	**1,280**	**1.16%**	158,897	1,874	2.37%
Brokered certificates of deposits		**29,994**	**608**	**4.09%**	46,550	1,204	5.19%
Retail certificates of deposit		**628,272**	**9,852**	**3.16%**	536,785	11,034	4.12%
Total interest-bearing deposits		**1,205,980**	**13,562**	**2.27%**	1,055,012	16,246	3.10%
Short-term borrowings		**59,557**	**277**	**0.93%**	168,734	2,317	2.72%
Long-term borrowings		**332,688**	**7,283**	**4.38%**	264,172	6,124	4.61%
Total borrowed funds		**392,245**	**7,560**	**3.85%**	432,906	8,441	3.87%
Total interest-bearing liabilities		**1,598,225**	**21,122**	**2.66%**	1,487,918	24,687	3.32%
Non-interest-bearing deposits		**193,844**			176,696		
Other liabilities		**17,045**			15,509		
Total liabilities		**1,809,114**			1,680,123		
Preferred equity		**32,307**			-		
Common equity		**190,995**			206,280		
Stockholders' equity		**223,302**			206,280		
Total liabilities and equity	$	**2,032,416**			$ 1,886,403		
Net interest income/spread (a)			$ **31,792**	**3.15%**		$ 29,996	3.17%
Net interest margin (a)				**3.49%**			3.56%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

END OF RELEASE